UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 2)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:

Fort Technology Inc.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Ontario, Canada	325 Front Street West, 2nd Floor, Toronto, Ontario, M5V 2Y1, Canada
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Gabriel Kabazo

Chief Executive Officer

325 Front Street West

2nd Floor

Toronto, Ontario M5V 2Y1

Tel: (604) 833-6820

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Common shares, no par value per share	FRTT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 30, 2026: 11,362,318 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

TABLE OF CONTENTS

This Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 20-F (File No. 001-43178) of Fort Technology Inc. (the “Registration Statement”) is being filed solely for the purpose of filing an updated Exhibit 15.1 and in connection therewith to amend and restate the exhibit index set forth in Part II of the Registration Statement. Other than as expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend or restate any other information contained in the Registration Statement.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this registration statement beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this registration statement.

Number	Exhibit Description
1.1**	Articles of Continuance of Fort Technology Inc.

1.2**	By-Laws of Fort Technology Inc.

4.1**+	Equity Incentive Plan.

4.2**	Form of Indemnification Agreement.

4.3**&#	Share Purchase Agreement, dated February 6, 2025, by and between Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.), Fort Products Limited and Fort Technology Inc. (f/k/a Impact Acquisitions Corp.)

4.4**	Form of Contingent Right Certificate

4.5**	Services Agreement, dated July 7, 2025, by and between Fort Technology Inc. and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

4.6**	Services Agreement, dated March 30, 2023, by and between Fort Products Limited and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

4.7**&	Loan Agreement, dated August 8, 2025, by and between Fort Technology Inc., EEH Ventures Limited and Oxford Road Investments Limited

4.8**&	Guaranty Letter dated, August 15, 2025, by and between Oxford Road Investments Limited and Fort Technology Inc.

4.9**&	Amendment No. 1 to Loan Agreement, dated January 13, 2026 by and between Fort Technology Inc., EEH Ventures Limited and Oxford Road Investments Limited

4.10**	Form of Convertible Debenture Certificate

4.11**	Form of Warrant Certificate

4.12**	Debt Settlement Agreement, dated December 24, 2025, among Fort Technology Inc. and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

4.13**	Consulting Agreement, dated November 8, 2025, by and between Fort Technology, Inc. and Hike Capital Inc.

4.14**	Loan Agreement, dated February 5, 2026, by and between Fort Technology Inc. and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

4.15**	Amendment to Loan Agreement, dated April 23, 2026, by and between Fort Technology Inc. and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

8.1**	List of Subsidiaries.

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm.

16.1**	Letter from Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, an independent registered public accounting firm, dated March 3, 2026.

*	Filed herewith.
**	Previously filed.
+	Compensatory arrangement.
&	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.
#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F filed on its behalf.

Fort Technology Inc.

Date: June 1, 2026	By:	/s/ Gabriel Kabazo
Gabriel Kabazo
Chief Executive Officer

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